Cappiello-Rushmore Trust
4922 Fairmont Avenue
Bethesda, Maryland 20814

To the Board of Trustees of Cappiello-Rushmore Trust:
We are the auditors of the Cappiello-Rushmore Trust (the Trust), a series investment company comprised of four portfolios, Growth, Emerging Growth, Utility Income and Gold portfolios (the Portfolios). Rushmore Trust and Savings, FSB (Rushmore Trust), a related entity, is custodian of all of the Trust's portfolios and the Trust is therefore subject to the provisions of Rule 17f-2 under the Investment Company Act of 1940. Accordingly, we have, without prior notice to the Trust or to Rushmore Trust, accounted for the Portfolios' investment securities held by Rushmore Trust as of the close of business on December 19, 1997. It is understood that this report is solely for the use of management and for the information of the Securities and Exchange Commission and should not be used for any other purpose.

Rushmore Trust, in addition to acting as custodian for the Portfolios, is custodian for other customers. Agents of Rushmore Trust hold, or account for by book entry, securities which are the responsibility of Rushmore Trust through custodian or trust agreements. Securities held by agents of Rushmore Trust, while identified by such agents as being deposited by Rushmore Trust, cannot be identified by such agents as to the specific customers of Rushmore Trust who have securities included in such deposits.

Rushmore Trust confirmed to us that the portfolio securities owned by the Trust on December 19, 1997 were held for the account of Rushmore Trust by Mellon Bank, N.A. (Mellon) as agent for Rushmore Trust. We obtained confirmation from Mellon of the securities held for the account of Rushmore Trust as of December 19, 1997. We reviewed Rushmore Trust's reconciliation of Mellon's confirmation to Rushmore Trust's internal records, identifying securities held by Mellon as a part of Rushmore Trust's aggregate security position with Mellon. We also reviewed Rushmore Trust's records which show the owners of the securities held by Mellon for the account of the Rushmore Trust at December 19, 1997. We determined that these securities, identified by such records as the property of the Trust's Portfolios, were in agreement with the Trust's records of securities owned at December 19, 1997. In addition, brokers confirmed to us the purchases outstanding at December 19, 1997, which were in agreement with the Portfolios' records. We also agreed an analysis of portfolio transactions recorded subsequent to June 30, 1997, the date of the last audit of the financial statements, in the investment accounts to supporting records and verified a sample of portfolio security transactions to supporting records and documentation.

Because the above procedures were not sufficient to constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the investment accounts referred to above as of the dates indicated. In connection with the procedures referred to above, no matters came to our attention that caused us to believe that the specified accounts should be adjusted. Had we performed additional procedures or had we made an audit of the financial statements of the Trust in accordance with generally accepted auditing standards, matters might have come to our attention that would have been reported to you. This report relates only to the investments specified above and does not extend to the financial statements of the Trust, taken as a whole for any date or period.


Deloitte & Touche LLP
Washington, DC
January 21, 1998